Exhibit 19
INTUITIVE SURGICAL, INC.
INSIDER TRADING POLICY AND GUIDELINES

As Amended and Restated on January 29, 2026.

Purpose
This Insider Trading Policy and Guidelines (the “Policy”) summarizes the insider trading rules and explains how Insiders may engage in Securities Transactions, so they are in compliance with the laws prohibiting insider trading. This Policy also described the consequences of violating insider trading laws.
Scope
This Policy applies to all Insiders of the Company.
Policy
Definitions    “Company” means Intuitive Surgical, Inc. and is inclusive of its subsidiaries and affiliates.
“Insiders” means:
•employees of the Company;
•members of the Board of Directors;
•certain specified consultants and contractors of the Company, as identified by the Trading Compliance Officer from time to time (“Insider Consultants”);
•spouses, domestic partners, dependents and members of the household of employees, members of the Board of Directors, and Insider Consultants; and
•anyone whose Restricted Transactions are directed or influenced by employees of the Company, members of the Board of Directors, or Insider Consultants.
“Material Non-Public Information” means any information, favorable, non-favorable or otherwise, that a reasonable investor would consider important in making a decision to evaluate, purchase, hold or sell the securities of a Restricted Company and which has not been publicly disclosed by the Restricted Company. Some examples of material information can include:
•projections of future earnings or losses;
•news of a pending or proposed merger, acquisition, joint venture or tender offer;
•news of a significant sale or purchase of assets, including shares of a subsidiary;
•changes in dividend policies, adoption or termination of new share repurchase programs, the declaration of a stock split or the offering of additional securities;
•changes in, or initiation of, material litigation matters;
•changes in management or the Board of Directors;
•significant milestone achievements or non-achievements;
•significant new products or discoveries or delays in significant new product introduction or development;

•significant information relating to product safety;
•significant developments with respect to licenses, contracts or intellectual property matters;
•significant regulatory actions concerning products or potential products;
•potential bankruptcy or financial liquidity problems;
•the gain or loss of a substantial customer, supplier, collaborator or partner;
•discoveries, or grants or allowances or disallowances of patents;
•plans to raise additional capital through sales of equity or debt or otherwise;
•results of product trials; and
•any other important information, which could reasonably affect the price of any publicly traded securities of the Restricted Companies.
The above list is not exhaustive but provides examples, and in some cases such information may not necessarily be material. Every situation should be carefully evaluated on its own merits.
If an Insider is uncertain as to whether information is Material Non-Public Information, such Insider should address his/her questions with the Trading Compliance Officer before entering into a Restricted Transaction.
“Restricted Companies” include the Company, as well as all significant collaborators, customers, partners, suppliers, competitors and other companies about which Insiders may learn confidential information during the course of performing their duties for the Company.
“Restricted Transactions” include all Securities Transactions in the Restricted Companies, with the exception that neither (i) the cash-only exercise of stock options and holding of the underlying stock, nor (ii) purchase and hold of securities pursuant to the Company’s ESPP program, constitute a Restricted Transaction.
“Securities Transactions” include any purchase, sale or any other exchange of any kind in common stock, stock options for common stock and any other securities, such as sales of shares from the ESPP, as well as derivative securities, such as exchange-traded options; provided, that Securities Transactions shall not include the vesting or settlement of restricted stock units (“RSUs”) or performance stock units (“PSUs”).
“Trading Day” means a day when the Nasdaq Stock Market is open for trading.
“Trading Window” or “Open Window Period” means the period of time during which Insiders may enter into Securities Transactions in securities of the Restricted Companies. All Insiders are subject to mandatory controls on the timing of purchases and sales of securities of the Company. Such transactions (other than purchases under the Company’s ESPP and a cash-only exercise of options) may only occur during four quarterly Open Window Periods (subject to applicable cooling off periods), which follow the publication of the Company’s financial results. The trading window opens on the third trading day after the Company’s quarterly earnings release. The trading window will close at market close on the 15th day in the last month of each quarter.
Overview    The Company encourages ownership of its common stock and other securities by Insiders. However, it is the policy of the Company to prohibit the unauthorized disclosure of any Material

Non-Public Information acquired in the workplace and the misuse of Material Non-Public Information in securities trading.
Requirements    The requirements related to this Policy are identified below:
1.0Prohibited Transactions
1.1No Insider Trading. No Insider shall engage in any Securities Transaction, including any offer to enter into a Securities Transaction, during any period beginning with the date that he or she possesses Material Non-Public Information concerning the Restricted Companies and ending after the release of the Material Non-Public Information to the public or when the information is no longer material.
1.2No Tipping. No Insider shall disclose (“tip”) any Material Non-Public Information about the Restricted Companies to another person in breach of a duty of trust or confidence. Nor shall any Insider or related person make recommendations or express opinions on the basis of Material Non-Public Information as to trading in the Restricted Company’s securities.
1.3Other Prohibited Transactions. Insiders may not engage, at any time regardless of whether or not they are in possession of Material Non-Public Information, in any of the following activities with respect to securities of the Company:
1.1.1Trading in Securities on a Short-Term Basis. Securities of the Company should be held for a minimum of six months by officers (“Officers”) as defined by Rule 16a-1(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Directors when purchased in the open market. The short-swing profit rule of the Securities and Exchange Commission (the “SEC”) penalizes Officers and Directors who purchase or sell any securities of the Company within six-months of a sale or purchase, as applicable (also known as a non-exempt purchase). Purchases of securities of the Company upon exercise of stock options or under the Company’s Employee Stock Purchase Plan (“ESPP”) are exempt from this rule.

1.1.2Purchases of Securities of the Company on Margin. Borrowing from a brokerage firm, bank or other entity in order to purchase securities of the Company (other than in connection with a so-called “cashless” exercise of options under the Company’s equity incentive plans) is prohibited.

1.1.3Pledging Securities of the Company to Secure Margin or Other Loans. Pledging securities of the Company as collateral to secure loans is prohibited. This prohibition means, among other things, that the Company does not permit Insiders to hold securities of the Company in a “margin” account, which would allow the Insider to borrow against their holdings to buy securities.

1.1.4Short Sales of Securities of the Company. Selling securities of the Company that an Insider does not currently own in the expectation that the price of the security will fall, or as part of a hedge or arbitrage transaction is prohibited.

1.1.5Derivative or Hedging Transactions Related to Restricted Companies. Buying or selling put or call options on securities of the Restricted Companies, or entering into other derivative contracts or hedging transactions is prohibited. This includes options trading on any of the stock exchanges or futures exchanges, as well as customized derivative or hedging transactions with third parties.

1.1.6Director and Officer Cashless Exercises. The Company will not arrange with brokers to administer cashless exercises on behalf of Directors and Officers of the Company. Directors and Officers of the Company may only utilize the cashless exercise feature of their options if (i) the Director or Officer retains a broker independently of the Company, (ii) the Company’s involvement is limited to confirming that it will deliver the stock promptly upon payment of the exercise price and (iii) the Director or Officer uses a “T+2” or “T+1” cashless exercise arrangement, in which the Company agrees to deliver stock against the payment of the purchase price on the same day the sale of the stock underlying the option settles. Under a T+2 or T+1 cashless exercise, a stockbroker, the issuer, and the transfer agent of the issuer work together to make all transactions settle simultaneously. Any Insider who has any questions about cashless exercises may obtain additional guidance from the Trading Compliance Officer.

1.4Trading Window. Restricted Transactions outside of the Trading Window are prohibited.
Even during Open Window Periods, trading is not permitted when Insiders are in possession of Material Non-Public Information or material developments are anticipated. Thus, the Open Window periods are merely times when trading will be permitted absent other factors. The Trading Compliance Officer may shorten the Open Window Period (or eliminate one or more Open Window Periods in their entirety) at his or her discretion. Please note that sales of shares acquired under the ESPP, upon the vesting and settlement of RSUs and PSUs or upon the exercise of stock options, are covered by the trading window policy.
If an Officer or Director of the Company ends service as an employee, consultant or director for any reason, Trading Windows will continue to apply to the Officer or Director in its entirety for a period of 90 days immediately following the termination date, and Officers and Directors remain subject to Section 16 reporting with respect to any “matching” transactions under Section 16(b) of the Exchange Act.
If other Insiders of the Company terminate during a closed window period, they will remain subject to the closed window period and cannot buy or sell the Company’s securities in non-exempt transactions until an Open Window Period.
2.0Potential Criminal or Civil Liability and/or Disciplinary Action
The consequences of Insider Trading violations can be significant and could lead to criminal or civil liability. In addition, Insiders who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s equity incentive plans or termination of employment or other service provider relationships.

In the event that any Officer or Director of the Company is subject to a final judgment in an enforcement action taken by the United States Department of Justice or the SEC for violation of insider trading laws, the Company has the right to claw back the proceeds of such insider trading from the Officer or Director against whom the final judgment was issued.
3.0Individual Responsibility
All Insiders have the individual responsibility to comply with this Policy against Insider Trading. The requirements set forth in this Policy are not intended to be exhaustive, and appropriate judgment should be exercised in connection with any security trades of the Restricted Companies.
An Insider may, from time to time, have to forego a proposed transaction in the securities of the Restricted Companies even if the Insider planned to make the transaction before learning of the Material Non-Public Information and even though the Insider believes they may suffer an economic loss or forego anticipated profit by waiting.
4.0Specific Requirements for Certain Insiders
The following policies will apply with respect to the timing of trading in the Company’s securities:
4.1Review of Trades. Directors and Employees of the Company at the Vice President level and above (“Key Personnel”) are required to contact the Trading Compliance Officer (or such individuals as he or she may designate) prior to the execution of any trade in the Company’s securities to seek preclearance. Key Personnel shall certify in writing to the Trading Compliance Officer that they are not in possession of Material Non-Public Information about the Company. The Trading Compliance Officer shall acknowledge receipt of the certification and confirm whether there have been undisclosed developments that, in the Trading Compliance Officer’s discretion, would preclude the trade. No trades in Company securities by Key Personnel shall occur prior to receiving such acknowledgement and confirmation that there have been no such undisclosed developments. It shall be, at all times, the responsibility of Key Personnel to comply with this Policy. Key Personnel shall be responsible for maintaining records of preclearance.

If the service or employment of a Key Personnel terminates for any reason, the requirement for preclearance of all trades will continue to apply to the Key Personnel until the earlier of 90 days immediately following the termination date, or an Open Trading Window.

Preclearance does not relieve the Key Personnel of responsibility under SEC rules.

4.2Additional Information – Directors and Officers. Director and Officers of the Company must also comply with reporting obligations and limitations on short-swing transactions set forth in Section 16 of the Exchange Act.

Subject to certain exceptions, Directors and Officers who purchase and sell the Company’s securities within any six-month period must disgorge all profits to the Company whether or not they had knowledge of any Material Non-Public Information. Under these provisions, and so long as certain other criteria are met, the following transactions are exempt from short-swing profit liability under Section 16:

•The grant of a stock option, RSUs or PSUs;
•The exercise of a stock option; and
•The purchase of common stock through the Company’s ESPP.

4.3Gifts of Stock. Under the assumption that minors living in their household are under custodial control, Insiders are permitted to gift Company stock to minors living in their household outside of Open Window Periods and outside of any then effective Trading Plan. If the Insider retains dispositive power over the gifted shares, Insiders will also be permitted to gift Company stock to family and other estate planning vehicles outside of Open Window Periods and outside of any then effective Trading Plan. However, securities of the Company gifted to such minors, trusts or other vehicles is subject to the restrictions of this Policy and may not be traded outside of Open Window Periods.
Except in the foregoing cases, the Company prohibits Insiders from gifting securities of the Company to family members or estate planning vehicles outside of Open Window Periods unless pursuant to a Trading Plan adopted in compliance with this Policy. Insiders are expected to be responsible for the compliance of this Policy by their immediate family and personal household.
Charitable, educational and religious institutions generally trade gifted securities promptly after receipt. To avoid improper transactions or the appearance of any improper transaction, Insiders are not permitted to gift securities of the Company to charitable, educational, and religious institutions, or other exempt organizations as defined in Internal Revenue Code §501(c), outside of Open Window Periods unless pursuant to a Trading Plan adopted in compliance with this Policy. Exceptions may be made in cases where the charitable recipient is unaffiliated with the donor and an agreement is made not to dispose of the donated security until the next Open Window Period. Such exceptions shall be at the sole discretion of the Trading Compliance Officer.
4.410b5-1 Trading Plans
1.1.1Requirements. SEC Rule 10b5-1 provides certain legal protections for transactions under a previously established contract, plan or instruction to trade the Company’s securities entered into in accordance with Rule 10b5-1 (a “Trading Plan”). Rule 10b5-1 presents an opportunity for Insiders to establish arrangements to sell or purchase securities of the Company, even when there is undisclosed Material Non-Public Information. The use of such Trading Plans may also help reduce negative publicity that may result when Officers and Directors sell or purchase securities of the Company. Rule 10b5-1 only provides an “affirmative defense,” which limits or excuses a defendant’s criminal culpability or civil liability, in the event there is an insider-trading lawsuit. It does not prevent someone from bringing a lawsuit against the Company or the Insider.

Individuals may adopt Trading Plans with brokers that outline a pre-set formula for trading of securities of the Company, including the exercise and sale of stock options. All Directors, Officers and employees at the level of Senior Vice President or above, shall enter into Trading Plans in order to sell the Company’s securities or purchase the Company’s securities. Trading Plans are to be adopted only in good faith during Open Window Periods and when the individual is not in possession of any Material Non-Public Information. Further, the Insider who entered into the Trading Plan must act in good faith with respect to the Trading Plan. It is the Company’s policy that trades under a Trading Plan occur only within the Company’s quarterly Open Window Periods.
Pursuant to Rule 10b5-1, an Insider’s purchase or sale of securities will not be “on the basis of” Material Non-Public Information if, among other things:
First, before becoming aware of the information, the Insider enters into a binding contract to purchase or sell the securities and adopts a Trading Plan.
Second, the Trading Plan discussed above: (i)(A) specifies the amount of securities to be purchased or sold, the price at which the securities are to be purchased or sold and the date(s) on which the securities are to be purchased and sold or (B) includes a written formula, algorithm or computer program for determining the amount, price and date of the transactions to be executed under the Trading Plan, and (ii) prohibits the Insider from exercising any subsequent influence over the transactions.
Third, the purchase or sale occurs pursuant to the Trading Plan and the Insider does not enter into a corresponding hedging transaction.
4.4.2    Terminations to Plans. Although an Insider may terminate their Trading Plan, the Company discourages such terminations. Terminations of a Trading Plan are subject to preapproval by the Trading Compliance Officer (with such preapproval not required after termination of employment or service with the Company). If the Insider terminates a Trading Plan, such termination can result in the loss of an affirmative defense for past or future transactions under a Trading Plan. The Insider should consult with their legal counsel before deciding to terminate a Trading Plan.

Under certain circumstances, a Trading Plan must be terminated or suspended. This includes circumstances such as the announcement of a merger involving the Company or the occurrence of a material event that would cause the transaction either to violate the law or to have an adverse effect on the Company. The Trading Compliance Officer is authorized to notify the broker in such circumstances of such suspension or termination.

Amendments to Trading plans are not permitted.

1.1.3Duration. The Company does not permit Trading Plans of less than twelve months’ duration or longer than two years in duration.

1.1.4Cooling-Off Period. The Company requires a “Cooling Off Period” that extends to the later of 90 days after adoption of a Trading Plan or two business days after filing the Form 10-K or Form 10-Q covering the fiscal quarter in which the Trading Plan was adopted, up to a maximum of 120 days. It is the Insider’s responsibility to ensure that the Trading Plan complies with this provision. In addition, an Insider who terminates a Trading Plan prior to the term of such Trading Plan must wait for the Cooling Off Period described above before entering into a new Trading Plan.

1.1.5One Trading Plan. Insiders may not adopt more than one Trading Plan at a time except under the limited circumstances permitted by Rule 10b5-1 and subject to preapproval by the Trading Compliance Officer.

1.1.6Required Representation in Trading Plan. For Officers and Directors, any Trading Plan must include a representation in the Trading Plan that the Insider is (i) not aware of any Material Non-Public Information about the Company or its securities; and (ii) adopting the Trading Plan in good faith and not as part of a plan or scheme to evade Rule 10b-5.

1.1.7Discretionary Trading Plan. The Company does not allow discretionary Trading Plans, where the control over trading is transferred to a broker or other individual.

1.1.8Pre-Approval of Trading Plan. The Trading Compliance Officer must pre-approve all Trading Plans, but the actual transactions effected pursuant to a pre-approved Trading Plan will not be subject to the Trading Compliance Officer’s preclearance once the Trading Plan has been implemented.

1.1.9Reporting (If Required). A Form 144 will be completed and filed with the SEC by the brokerage firm in accordance with the existing rules regarding Form 144 filings. The date of plan adoption will be included in the signature block of the Form 144. For Officers and Directors, filings under Section 16 of the Exchange Act are required, including filings on Form 4 which are generally required within two business days following the date of the applicable transaction. Trading Plans do not exempt the individuals from complying with the Section 16 six-month short swing profit rules or liability.

1.1.10Options. The cash exercise of options can be executed at any time. Same-day-sale exercises of options are subject to Open Trading Window and this Policy. Trading Plans must be structured so that trading only occurs during the Company’s quarterly Open Window Periods.

1.1.11Trades Outside of a Trading Plan. Except as set forth in Paragraph 4.4.13 below, once a Trading Plan has been implemented, no additional trades may be placed by the Insider, including the sale of stock options, open market purchases or sales of securities, sales of shares acquired through the Company’s ESPP and upon vesting and settlement of RSUs and PSUs.

1.1.12Public Disclosures. The Company may make a public announcement, disclosure, and/or securities filing (e.g., a Form 8-K) that discloses the adoption, modification, or termination of a Trading Plan and non-Rule 10b5-1 trading arrangements, or the execution of transactions made under a Trading Plan. It will consider in each case whether a public announcement and/or a securities filing of a particular Trading Plan should be made. The Trading Compliance Officer may monitor regulatory and other developments, and seek guidance from outside legal counsel in determining whether to make a public announcement or securities filing with respect to any Trading Plan. The Company may also make public announcements or respond to inquiries from the media as transactions are made under a Trading Plan.

1.1.13Charitable Gifts. Insiders who have adopted a Trading Plan may make charitable gifts outside that Trading Plan provided that such gifts are made during an Open Window Period and when the individual is not in the possession of Material Non-Public Information. Personnel intending to make any such charitable gift are encouraged to consult with their personal attorney before making any such gift.

5.0Trading Compliance Officer. The Chief Financial Officer is the Trading Compliance Officer for this Policy. All determinations and interpretations by the Trading Compliance Officer are final and are not subject to further review or appeal. The Chief Financial Officer may designate the General Counsel to act in his or her stead as the Trading Compliance Officer for this Policy.
6.0Training and Inquiries. Training under this Policy is available through the Company’s ISU. All employees of the Company are required to take the training as assigned and shall certify their training. Please direct your questions as to any of the matters discussed in this Policy to the Trading Compliance Officer.